

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Timothy S. Duncan
Chief Executive Officer and President
Talos Energy Inc.
Three Allen Center
333 Clay Street, Suite 3300
Houston, TX 77002

> **Re: Talos Energy Inc.**
> **Information Statement on Form PREM14C**
> **Filed January 30, 2020**
> **File No. 001-38497**

Dear Mr. Duncan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ramey Lane